UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 9, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director



EARNINGS RELEASE 1Q23

Telefônica | vivo

VIVT
B3 LISTED

25 YEARS
VIV LISTED NYSE

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the first quarter of 2023, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee. Totals are subject to rounding differences.

TO ACCESS THE SPREADSHEET CONTAINING THE DATA AVAILABLE ON OUR INVESTOR RELATIONS WEBSITE, CLICK HERE.

1Q23 HIGHLIGHTS

- Strengthening of leadership in mobile with 98 million[1] accesses (+14.9% YoY). In the postpaid segment, market share in March 2023 reached 41.9% (+1.5 p.p. vs April 2022[2]), while the churn rate maintained historically low levels at 1.09%.
- The FTTH network is currently present in 436 cities (+95 cities YoY) with 24.4 million homes passed (+18.7% YoY) and 5.7 million homes connected (+16.8% YoY).
- Net revenues showed its largest growth in over a decade (+12.1% YoY), boosted by mobile service revenue (+15.9% YoY). Fixed revenue continues its positive trend, increasing +3.5% YoY, highlighting FTTH revenues (+17.7 YoY) and corporate data and ICT revenues (+23.9% YoY).
- EBITDA grew +9.6% YoY, due to the strong mobile performance. Costs (+13.7% YoY) were impacted by the changes in revenue mix and inflation.
- Operating Cash Flow totaled R$3,256 million (+23.7% YoY) in the quarter, with a margin of 25.6% in relation to net revenue. In the first three months of 2023, Investments summed up to R$1,686 million (-10.3% YoY) or 13.3% of revenues (-3.3 p.p. YoY).
- Net income grew 11.3% compared to the same period of last year, reaching R$835 million in 1Q23. Shareholder remuneration declared[3] up to April 2023 hit R$1,295 million, of which R$827 million were in dividends, R$396 million in interest on capital and R$72 million in share buybacks.

58.8mn Postpaid Accesses +15.4% YoY

5.7mn FTTH Accesses +16.8% YoY

R$12.7bn Total Revenues +12.1% YoY

R$4.9bn EBITDA +9.6% YoY

[1] We disconnected 3,812k accesses that came from the acquisition of Oi Mobile considered inactive by Vivo's criteria, of which 3,015k in Sep-22, 339k in Dec-22 and 457k in Mar-23.
[2] April 2022 was the first month with the consolidation of Oi's mobile accesses in the buyers' customer base.
[3] Considers the shareholding position dates from January to April 2023.

HIGHLIGHTS

CONSOLIDATED IN R$ MILLION	1Q23	1Q22	Δ% YoY
Net Operating Revenue	**12,721**	**11,352**	**12.1**
Core Revenue[1]	11,873	10,285	15.4
Mobile Revenue	8,819	7,581	16.3
Fixed Core Revenue	3,054	2,704	13.0
Non-core Revenue[2]	848	1,067	(20.5)
Total Costs	**(7,778)**	**(6,840)**	**13.7**
EBITDA	**4,942**	**4,511**	**9.6**
EBITDA / Net Revenue Margin	*38.9%*	*39.7%*	*(0.9) p.p.*
Net Income	**835**	**750**	**11.3**
CAPEX ex-IFRS 16[3]	**1,686**	**1,880**	**(10.3)**
Operating Cash Flow (OpCF)[4]	**3,256**	**2,631**	**23.7**
OpCF[5] / Net Revenue Margin	*25.6%*	*23.2%*	*2.4 p.p.*
Free Cash Flow	**3,130**	**2,477**	**26.4**
Core Revenue[1] / Net Revenue	**93.3%**	**90.6%**	**2.7 p.p.**
Non-core Revenue[2] / Net Revenue	**6.7%**	**9.4%**	**(2.7) p.p.**
Total Subscribers (Thousand)	**112,280**	**99,942**	**12.3**
Core Subscribers	104,984	91,833	14.3
% / total accesses	*93.5%*	*91.9%*	*1.6 p.p.*
Non-core Subscribers	7,296	8,109	(10.0)
% / total accesses	*6.5%*	*8.1%*	*(1.6) p.p.*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Does not include the relative amount related to licenses renewal in the amounts of R$ 9.8 million in 1Q22 and IFRS 16 effects.
[4] Operating Cash Flow is equivalent to EBITDA less CAPEX ex-IFRS 16.

MOBILE BUSINESS

CONSOLIDATED IN R$ MILLION	1Q23	1Q22	Δ% YoY
NET MOBILE REVENUE	**8,819**	**7,581**	**16.3**
Mobile Service Revenue	**7,965**	**6,873**	**15.9**
Postpaid[1]	6,455	5,594	15.4
Prepaid	1,510	1,279	18.0
Handset Revenues	**854**	**708**	**20.6**

The Mobile Service Revenue growth of 15.9% YoY, was driven mainly by Postpaid Revenue[1] (+15.4% YoY), due to the increase in customer base, annual price readjustments and churn in historic low levels of 1.09%. When not considering the termination of a contract with 199k dongle accesses in February 2023 and an additional cleanup of 457k accesses considered inactive originated from the acquisition of Oi Mobile in March 2023, we would have added 738k postpaid accesses in the quarter, driven by both the migration from prepaid to hybrid, and from the positive balance of portability against other competitors.

Prepaid Revenue grew 18.0% in the annual comparison due to the growth in the customer base, higher financial volume of top-ups and the increase in the average revenue per user. In the quarter, 89% of clients were registered in the Vivo Turbo offer (+4 p.p. YoY), ensuring a higher top-up recurrence.

The sale of smartphones compatible with 5G, which already represents 68% of all smartphones sold in Vivo's stores, and the broad portfolio of accessories, contributed to an increase of 20.6% in Handset Revenue in comparison to the same quarter of the previous year.

MOBILE ACCESSES

Million


+15%
85
34
51
98
39
59
98
39
59
1Q22
4Q22
1Q23
Postpaid
Prepaid

POSTPAID ACCESSES

Million


+15%
51
14
37
59
16
42
59
16
42
1Q22
4Q22
1Q23
M2M + Dongles
Human postpaid

Postpaid Churn (ex-M2M)[2] %


1.15%
1.05%
1.09%
1Q22
4Q22
1Q23

[1] Postpaid revenue includes M2M, dongles, wholesale and others.
[2] Does not consider the disconnection of postpaid accesses considered inactive by Vivo's criteria, regarding the acquisition of Oi Mobile of 184 thousand in Dec/22. Considering disconnections, the churn rate would reach 1.2% in 4Q22.

FIXED BUSINESS

CONSOLIDATED IN R$ MILLION	1Q23	1Q22	Δ% YoY
NET FIXED REVENUE	**3,902**	**3,770**	**3.5**
Core Fixed Revenue[1]	**3,054**	**2,704**	**13.0**
FTTH	1,496	1,272	17.7
FTTC	89	166	(46.2)
IPTV	375	384	(2.4)
Corporate Data, ICT and Others	1,093	882	23.9
% of Digital B2B Revenues	*57.3%*	*51.3%*	*6.0 p.p.*
Non-core Fixed Revenue[2]	**848**	**1,067**	**(20.5)**
Core Fixed Revenue[1] / Net Fixed Revenue	*78.3%*	*71.7%*	*6.6 p.p.*
Non-core Fixed Revenue[2] / Net Fixed Revenue	*21.7%*	*28.3%*	*(6.6) p.p.*

Net Fixed Revenue grew 3.5% YoY, due to the higher representativeness of Core Fixed Revenue (+13.0% YoY), which now corresponds to 78.3% (+6.6 p.p. YoY) of net fixed revenue. Fixed revenues grew the most since 3Q15, resulting from the strategic decision to focus on the fiber business and B2B digital services expansion.

FTTH revenue increased by 17.7% YoY in 1Q23, due to the increase of the customer base and the annual price readjustment. During the last twelve months, we expanded our FTTH network to 3.8 million new homes, connected 813k new clients and arrived in 95 new cities, now covering 436 cities. The FTTH performance was boosted by our fiber and postpaid convergent offer, Vivo Total, that represented 76% of our fiber gross adds in Vivo's stores in the past three months and showed a monthly churn rate of 0.39% in the period, well below the churn rate of the standalone services.

The IPTV Revenue, a product related to fiber connectivity, retracted 2.4% YoY in 1Q23, due to the access base reduction (-1.7% YoY).

The solid performance of Corporate Data, ICT, and Other Revenues, of 23.9% YoY in the quarter, is a result of the complete portfolio of products and services offered by the Company, that includes not only connectivity but also cloud solutions, IT, equipment and cybersecurity, among others, enabling us to support companies of different sizes to digitize their operations. For more details on the digital B2B performance, click here.

FTTH


HOMES PASSED
Million
+19%
20.5
23.3
24.4
1Q22
4Q22
1Q23


HOMES CONNECTED
Million
+17%
4.8
5.5
5.7
1Q22
4Q22
1Q23

[1] FTTH, FTTC, IPTV, Corporate Data and ICT, Wholesale and other fixed revenues.
[2] Fixed voice, xDSL and DTH revenues. DTH service was discontinued in January 2023.

COSTS

CONSOLIDATED IN R$ MILLION	1Q23	1Q22	Δ% YoY
TOTAL COSTS	**(7,778)**	**(6,840)**	**13.7**
COST OF SERVICES AND PRODUCTS SOLD	**(2,502)**	**(2,111)**	**18.5**
Services	(1,460)	(1,233)	18.4
Products sold	(1,042)	(878)	18.7
COSTS FROM OPERATIONS	**(5,277)**	**(4,729)**	**11.6**
Personnel	(1,358)	(1,108)	22.6
Commercial and Infrastructure	(3,268)	(3,069)	6.5
Provision for Bad Debt	(353)	(355)	(0.5)
G&A Expenses	(277)	(276)	0.3
Other Net Oper. Rev. (Exp.)	(20)	79	n.a.

Total Costs, excluding expenses with Depreciation and Amortization, reached R$ 7,778 million in the quarter, an increase of 13.7% in the year.

COSTS OF SERVICES AND PRODUCTS SOLD

Cost of Services and Products Sold grew 18.5% YoY, due to higher revenues from digital services and sales of handsets and accessories.

- SERVICES – increased by 18.4% YoY in 1Q23, reflecting higher revenues from the sale of licenses and services to companies, in addition to increase of expenses with Fistel related to the growth in the customer base.
- PRODUCTS SOLD – increase of 18.7% compared to 1Q22, due to the higher level of handset and accessories sales.

COSTS FROM OPERATIONS

The Costs from Operations presented a 11.6% YoY growth, caused mainly by inflation in the period and higher costs related to the B2B segment.

- PERSONNEL – 22.6% YoY increase in 1Q23, due to annual salary readjustments, higher expenses with variable compensation, insourcing of activities in critical areas, launch of new businesses and greater commercial activity in B2B.
- COMMERCIAL AND INFRASTRUCTURE – increase of 6.5% compared to 1Q22, due to higher expenses with advertisement, technology and the early termination of the Transition Service Agreement (TSA) with Oi on February 2023. These expenses were partially compensated by the higher adoption of digital channels and lower energy expenses.
- PROVISION FOR BAD DEBT – decreased by 0.5% YoY and ended 1Q23 at R$353 million, representing 2.0% of Gross Revenue (-0.2 p.p. YoY), which demonstrates the prioritization of customers for the payment of connectivity services, in addition to the execution of credit and collection actions.
- GENERAL AND ADMINISTRATIVE – slight increase of 0.3% YoY in the quarter, due to higher expenses with third-party services.
- OTHER OPERATING REVENUES (EXPENSES) – presented a reduction of R$100 million compared with the same quarter of last year, due to lower revenues from the sale of unused network materials and real estate.



DIGITALIZATION KPIs

20.0% % Pix on payments received — +17.7 p.p. YoY

22 mn Vivo App Users — +7.0% YoY

FROM EBITDA
TO NET INCOME

EBITDA

The EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) in 1Q23 amounted to R$4,942 million, an increase of 9.6% when compared to 1Q22, with an EBITDA margin of 38.9% (-0.9 p.p. YoY). This performance reflects the solid growth of 12.1% YoY in total revenues, with a higher participation of core revenues at 93.3% of total revenues (+2.7 p.p.). In the period, EBITDA after leases (IFRS 16) totaled R$3,784 million, expanding 8.7% YoY, with a margin of 29.7% (-0.9 p.p. YoY).

DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased 6.1% compared to 1Q22, impacted by the depreciation of leases and amortization of intangible assets acquired from Oi Mobile incorporated in April 2022.

FINANCIAL RESULTS

In 1Q23, the Financial Results recorded a net expense of R$657 million (+25.5% YoY), due to higher average indebtedness, increase in interest rates in the period and lower revenues from financial investments.

NET INCOME

Net Income totaled R$835 million in the first quarter of 2023, an increase of 11.3% in the annual comparison, due to the strong expansion of EBIT (+17.0% YoY), which was partially compensated by the higher depreciation and amortizations and higher financial expenses.

CAPEX

CONSOLIDATED IN R$ MILLION	1Q23	1Q22	Δ% YoY
Network	1,522	1,626	(6.4)
Technology, Information System and Others	165	254	(35.1)
CAPEX EX-LICENSES | EX-IFRS 16	**1,686**	**1,880**	**(10.3)**
IFRS 16 | Leases	376	1,341	(72.0)
TOTAL | IFRS 16	**2,062**	**3,221**	**(36.0)**

The Capex[1] in 1Q23 reached R$1,686 million (-10.3% YoY), which represents 13.3% of the Net Operating Revenue in the period, decreasing 3.3 p.p. in the annual comparison and the lowest quarterly rate in Vivo's history. The investments were directed towards the reinforcement of our mobile network, highlighting the activation of 5G in cities with over 200k inhabitants, in addition to the investment for the expansion of our fiber network.

In 2023, the Company projects Capex, excluding licenses and leases (IFRS 16), of up to R$9 billion[2] in the year. The investment will be directed mainly towards reinforcing the quality of the mobile network, expanding 5G coverage, expanding the number of homes connected via FTTH and transforming systems with the objective of strengthening the Company's leadership in the sector.

FREE CASH FLOW

CONSOLIDATED IN R$ MILLION	1Q23	1Q22	Δ% YoY
EBITDA	**4,942**	**4,511**	**9.6**
Capital Expenditures	(1,686)	(1,880)	(10.3)
Working Capital	1,277	979	30.5
Net Financial Result	(584)	(281)	107.5
Taxes	(246)	(278)	(11.6)
IFRS16 | Leases Payments	(574)	(574)	(0.1)
FREE CASH FLOW	**3,130**	**2,477**	**26.4**

Free Cash Flow reached R$3,130 million in 1Q23, up 26.4% YoY, driven by higher EBITDA, higher generation of working capital, partially compensated by higher financial payments in the period.

[1] Does not include amounts related to the license renewal of R$ 9.8 million in 1Q22, and IFRS 16 effects.
[2] The amount is an estimate and is subject to change in view of any changes in the business and macroeconomic environment.

INDEBTEDNESS

LOANS, FINANCING AND DEBENTURES

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Senior Debt	US$	3.15%	2023	1,071	0	1,071
Debentures (7th Issue - 1st series)	R$	CDI + 1,12% a.a.	2025	45	1,500	1,545
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% a.a.	2027	62	2,000	2,062
Liabilities for the acquisition of companies[1]	R$	100% CDI and IPCA	2027	32	598	630
5G Licenses	R$	Selic and IGP-DI	2040	659	1,226	1,886
ISSUANCES | EX-IFRS 16				**1,869**	**5,324**	**7,193**
IFRS 16 Effects | Leases[2]	R$	IPCA	2036	3,651	8,138	11,789
TOTAL | IFRS 16				**5,520**	**13,462**	**18,982**

NET DEBT | EX-IFRS 16

CONSOLIDATED IN R$ MILLION	03/31/2023	12/31/2022	03/31/2022
Short-Term Debt	1,869	2,508	1,846
Long-Term Debt	5,324	4,761	1,764
Gross Debt | Ex-Leases	**7,193**	**7,269**	**3,610**
Cash, Applic. and Deposit[3]	(5,893)	(2,955)	(6,505)
Derivatives	71	6	44
Net Debt (Cash)	**1,371**	**4,320**	**(2,851)**
Leases[2]	11,789	12,033	11,978
Net Debt	**13,160**	**16,353**	**9,127**

L.T. DEBT PROFILE

Year	Financial Debt (R$ million)	IFRS 16 (R$ million)
2024	905	2,529
2025	1,575	1,788
2026	80	1,252
After 2026	2,763	2,569
Total	**5,324**	**8,138**

The Company's gross debt (ex-leases) reached R$7,193 million at the end of 1Q23, 15% of which is denominated in foreign currency. The debt's foreign exchange exposure is 100% covered by hedging operations. The indebtedness rose due to the bilateral loan obtained in April 2022, and the 7th emission of debentures in July 2022. Considering Cash and Applications, Contractual Retention[1] and Derivatives the Company recorded R$1,371 million in net debt on March 31, 2023. Including the leases[2] effect, net debt reached R$13,160 million in 1Q23.

[1] Liabilities under the contract for the acquisition of Oi's Mobile assets, Vita IT and Vale Saúde Sempre, more details in the note 20 of 1Q23 Quarterly Information.
[2] Also contemplates financial leases that were considered financial debt before the IFRS 16 norm (R$269 million in 1Q23, R$227 million in 4Q22, and R$241 million in 1Q22).
[3] Considers cash and cash equivalent, financial applications, accounts receivable of FIDC Vivo Money and judicial deposits related to liabilities for the acquisition of companies.

CAPITAL MARKET

Our capital stock consists exclusively of common shares, with voting rights, that are listed at the B3 (ticker: VIVT3) and the NYSE (ticker: VIV).

Share Performance

(Base 100 as of 12/31/2022)


IBOV
VIVT3 ex-dividends
VIVT3 adjusted by dividends
120
110
100
90
80
Dec-22
Jan-23
Feb-23
Mar-23

	03/31/2023	12/31/2022	Δ
Closing price VIVT3 (R$)	38.66	38.35	0.8%
Closing price VIVT (US$)	7.57	7.15	5.9%
Average daily volume 3M VIVT3 (R$ mn)	100.39	112.54	-10.8%
Average daily volume 3M VIVT (US$ mn)	16.51	15.73	5.0%
Total number of shares	1,663,556,731	1,676,938,271	(13,381,540)
Outstanding shares	1,661,644,031	1,663,556,731	(1,912,700)
Treasury shares	1,912,700	13,381,540	(11,468,840)
Net income LTM per share (EPS)	2.49	2.44	2.2%
Price/Earnings (P/E)	15.52	15.85	-2.0%
Market Cap/Book value (P/BV)	0.93	0.94	-0.5%
Book Value per Share	41.37	40.82	1.3%



SHAREHOLDER REMUNERATION

The Board of Directors approved on February 15, 2023, the submission of a request for prior consent to ANATEL for the possibility of reducing the capital stock by up to R$ 5 billion in one or more events throughout this and/or future fiscal years, according to management's assessment of the Company's financial conditions and macroeconomic scenario. If permitted by ANATEL and deemed appropriate by the Company, the reduction will occur through the refund of funds to its shareholders in proportion to their shareholding and without canceling their shares.

During the first three months of 2023, the Board of Directors declared interest on capital in the gross amount of R$396 million, relating to the calendar year of 2023. Such interests will be considered as part of the mandatory minimum dividends for the fiscal year 2023, *ad referendum* of the General Shareholders' Meeting to be held in 2024.

In addition, to complement the shareholder remuneration, we repurchased R$72 million in shares during 1Q23 through the Share Buyback Program, in which is in effect until February 22nd, 2024.

In the last 12 months, the declared gross amount per share was R$3.04, which translates into a dividend yield[1] of 8.7% in the year, when considering the Share Buyback Program, reaffirming the Company's commitment to the maximization of shareholder return.

For more information regarding Dividends, click here

Div. Yield[1]
8.7%

Gross Amount/Share[2]
R$3.04

Payout[3]
103%

Total Shareholder Return Deliberated[1]

R$ million


6,319
496
2,735
3,088
2021
5,711
607
2,075
3,029
2022
5,633
564
2,041
3,029
12M
Buybacks
IOC
Dividends

Quarterly Buyback

R$ million


144
3Q22
150
4Q22
72
1Q23

[1] Considers dividends and interests on capital declared and the buybacks held from March 2022 to March 2023. [2] Considers dividends and interests on capital declared from March 2022 to March 2023. [3] Considers dividends and interests on capital declared based on net income from March 2022 and March 2023 and the buybacks of the same period.

DIGITAL ECOSYSTEM

Based on our strategic pillar #temtudonaVivo (there's everything at Vivo), we continue to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

FINANCIAL SERVICES

The revenues from financial services totaled R$94 million in 1Q23, a growth of 55% in the annual comparison. Vivo Money's loan portfolio reached R$239 million in March 2023, an increase of 5.3x in relation to March 2022. Vivo Seguros has over 300k insured smartphones.

ENTERTAINMENT

Vivo distributes to its customers the best video and music OTTs in the market, these services represented R$101 million in revenues in 1Q23 (+53% YoY). We ended March 2023 with 2.2 million subscriptions of content platforms (+44% YoY).

VIDA V

In March 2023, we announced the acquisition of Vale Saúde Sempre for the amount of up to R$60 million, expanding our digital services presence in healthcare. Vale Saúde Sempre is a startup that acts as a marketplace for health services, connecting over 70k clients to more than 5k clinics and laboratories across Brazil, upon a Monthly subscription.

B2B

Companies in Brazil are moving towards digitalization, and Vivo offers services that go beyond connectivity, creating a digital services ecosystem comprised of cloud, cybersecurity, IoT, big data, messaging, IT equipment sales and leases, among others.

In 1Q23, B2B digital services generated R$813 million in revenues (+32% YoY), representing 6.4% of Vivo's total revenue (+1.0 p.p. YoY).


B2B Digital Revenues
R$ million
+32%
616
813
1Q22
1Q23
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions¹

¹ Includes equipment.

ESG
Environmental, Social and Governance

Telefônica Brasil presents an ESG strategy that aims to assure its commitment to sustainable growth with ethics and integrity. This strategy has 6 action pillars, with over 100 indicators monitored through the Responsible Business Plan (RBP). The RBP is approved by the Board of Directors and consists of company-wide targets (2021 – 2024), that promote the Company's responsible growth and contribute to the Sustainable Development Goals/Agenda 2030. This plan addresses the most relevant, current, and future issues in the environmental, social, and governance dimensions.

ENVIRONMENTAL

Digitalization has the potential to decarbonize several value chains. In this front, during the last twelve months, the products and services that favor energy and climate efficiency identified by the Eco Smart seal, totaled R$1,740.3 million in B2B revenues.

In energy, the company connected 7 new power plants, reaching 55 out of the 85 plants planned in the scope of the Distributed Generation Program. Reinforcing its commitment to the efficient use of resources, we joined the "Circular Connection" movement, of Ambition 2030, which brings challenges to overcome by 2030: (i) "Zero Waste" destined to landfills, considering the operation; and (ii) Circular Business Model.

The company was also recognized, for the third consecutive year, as the Leader in Engagement with Suppliers by the CDP (Carbon Disclosure Project) helped by the results of the Carbon Program in the Supply Chain, which has already engaged more than 100 partners with CO2-intensive operations.

SOCIAL

The Company ended 1Q23 with 36.8% of women on executive leadership positions, and has a target of reaching over 40%. During Women's Month, 320 exclusive positions were open, of which around 25% were related to Women of Fiber, a project that selects and trains women to work in technical areas, typically occupied by men in the past. Communications were also carried out in a large audience program encouraging participation in the project.

As sponsor of Lollapalooza, the company amplified the project *Presença Preta* (Black Presence), allocating the largest part of Vivo's tickets to: (i) black people from peripheral communities; (ii) black influencers and entrepreneurs (i.e. stylists and makeup artists) to make content during the event, fortifying this ecosystem and supporting entertainment professionals.

The Telefônica Vivo Foundation is one of the responsible for the research "The Future of the Work World for the Brazilian Youth" with work trends and the portrait of the Brazilian youth.

GOVERNANCE

Telefônica Brasil is the company with the best reputation of the sector in Brazil, according to the Ranking Merco Companies (a reference research on the topic), placing in 32nd (+10 positions YoY). Its CEO is also among the 100 leaders with the best reputation in the country. The company also reached the "Prime" status in the ISS ESG assessment, which identifies companies with ESG performance above the sector's limit.

The results and advancements of 2022 were published on the ESG Highlights 2022, a document that brings the main ESG indicators of the company. Vivo is also in the following ESG assessments: (1) featured in the 2022 GPTW Diversity Ranking in the following categories: early childhood care (9th place), 50+ (13th place) and women (14th place); (2) Sector highlight in the Women in Leadership Award, of Women in Leadership Latin America (WILL) NGO; (3) Brazil Ombudsman Award, promoted by ABRAREC; (4) among the Brazilian Most Valuable Brands of 22/23, according to a research of Interbrand (10th place).

These achievements reinforce that Telefônica Brasil, while it connects millions of Brazilians, generates a positive impact on the market and society and enforces the purpose of 'Digitalize to Bring Closer'.

OPERATIONAL INDICATORS

Mobile Business

Thousand	1Q23	1Q22	Δ% YoY
TOTAL MOBILE ACCESSES	**98,051**	**85,302**	**14.9**
Postpaid	58,755	50,903	15.4
Human postpaid	42,448	36,536	16.2
M2M	14,974	12,954	15.6
Dongles	1,334	1,413	(5.6)
Prepaid	39,296	34,399	14.2
MARKET SHARE	**39.0%**	**33.0%**	**6.0 p.p.**
Postpaid	41.9%	36.7%	5.2 p.p.
Prepaid	35.4%	28.8%	6.7 p.p.
ARPU (R$/month)	**27.1**	**27.1**	**(0.1)**
Human Postpaid	47.9	48.8	(1.8)
M2M	3.2	3.1	2.7
Prepaid	12.8	12.4	2.9
MONTHLY CHURN	**2.5%**	**2.6%**	**(0.1) p.p.**
Postpaid (ex-M2M)	1.1%	1.2%	(0.1) p.p.
Prepaid[1]	4.1%	4.6%	(0.5) p.p.

Fixed Business

Thousand	1Q23	1Q22	Δ% YoY
TOTAL FIXED ACCESSES	**14,229**	**14,640**	**(2.8)**
Core fixed accesses[2]	**6,933**	**6,531**	**6.2**
FTTH	5,651	4,838	16.8
FTTC	398	794	(49.8)
IPTV	884	899	(1.7)
Non-core fixed accesses[3]	**7,296**	**8,109**	**(10.0)**
Fixed Voice	6,939	7,345	(5.5)
xDSL	357	596	(40.1)
DTH[4]	0	168	n.d.
ARPU | FTTH (R$/month)	89.6	89.8	(0.2)
ARPU | IPTV (R$/month)	140.2	140.8	(0.4)
Core fixed accesses[2] / Total Fixed accesses	*48.7%*	*44.6%*	*4.1 p.p.*
Non-core fixed accesses[3] / Total Fixed accesses	*51.3%*	*55.4%*	*(4.1) p.p.*

[1] Does not consider the disconnection of accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile of 457 thousand prepaid accesses in Mar/23. Considering the disconnections, the prepaid churn rate would be 4.5% in 1Q23. [2] FTTH. FTTC and IPTV. [3] Fixed voice, xDSL and DTH. [4] DTH service was discontinued in January 2023.

INCOME STATEMENT

CONSOLIDATED IN R$ MILLION	1Q23	1Q22	Δ% YoY
Gross Operating Revenue	**17,264**	**16,470**	**4.8**
Net Operating Revenue	**12,721**	**11,352**	**12.1**
Core revenues[1]	11,873	10,285	15.4
Mobile core revenue	8,819	7,581	16.3
Fixed core revenue	3,054	2,704	13.0
Non-core revenues[2]	848	1,067	(20.5)
Total Costs	**(7,778)**	**(6,840)**	**13.7**
Cost of Services and Products sold	(2,502)	(2,111)	18.5
Services	(1,460)	(1,233)	18.4
Products sold	(1,042)	(878)	18.7
Costs from Operations	(5,277)	(4,729)	11.6
Personnel	(1,358)	(1,108)	22.6
Commercial and Infrastructure	(3,268)	(3,069)	6.5
Provision for Bad Debt	(353)	(355)	(0.5)
General and Administrative	(277)	(276)	0.3
Other Net Oper. Revenue (Exp.)	(20)	79	n.a.
EBITDA	**4,942**	**4,511**	**9.6**
EBITDA Margin %	*38.9%*	*39.7%*	*(0.9) p.p.*
Depreciation and Amortization	**(3,260)**	**(3,074)**	**6.1**
EBIT	**1,682**	**1,437**	**17.0**
Financial Result	**(657)**	**(524)**	**25.5**
Gain (Loss) on Investments	**(6)**	**(4)**	**n.a.**
Taxes (Income tax / Social contribution)	**(184)**	**(160)**	**15.3**
Net Income	**835**	**750**	**11.3**
Earnings per Share (EPS)[3]	*0.50*	*0.45*	*11.2*

[1] Total revenues excluding fixed voice, xDSL and DTH.
[2] Fixed voice, xDSL and DTH revenues.
[3] Earnings per share calculated based on the parent company's net income divided by outstanding shares.

BALANCE SHEET

CONSOLIDATED IN R$ MILLION	03/31/2023	12/31/2021	Δ% YoY
ASSETS	**121,843**	**119,121**	**2.3**
Current Assets	**20,853**	**17,284**	**20.6**
Cash and Cash Equivalents	5,179	2,274	127.8
Accounts Receivable	8,452	8,691	(2.7)
Inventories	1,132	790	43.3
Other current assets	6,090	5,529	10.1
Non-Current Assets	**100,990**	**101,838**	**(0.8)**
Accounts Receivable	395	399	(0.9)
Guarantees and Deposits	3,368	2,834	18.8
Other assets	2,773	2,981	(7.0)
Property, Plant and Equipment, Net	45,080	45,898	(1.8)
Intangible Assets, Net	49,374	49,725	(0.7)
LIABILITIES AND SHAREHOLDERS' EQUITY	**121,843**	**119,121**	**2.3**
LIABILITIES	**53,022**	**50,666**	**4.7**
Current Liabilities	**23,543**	**22,171**	**6.2**
Accounts Payable and Suppliers	10,324	8,451	22.2
Taxes, Fees and Contributions	1,344	1,098	22.5
Loans, Financ., Deb., Leasing and Licenses	5,520	6,020	(8.3)
Interest on Capital and Dividends	3,524	3,187	10.6
Provisions and Contingencies	1,329	1,878	(29.2)
Other Liabilities	1,503	1,536	(2.2)
Non-Current Liabilities	**29,479**	**28,495**	**3.5**
Accounts Payable	3,667	2,850	28.7
Deferred Income Tax and Social Contribution	3,592	3,832	(6.3)
Loans, Financ., Deb., Leasing and Licenses	13,463	13,282	1.4
Provisions and Contingencies	6,853	6,733	1.8
Other Liabilities	1,904	1,798	5.9
SHAREHOLDERS' EQUITY	**68,820**	**68,456**	**0.5**

ADDITIONAL INFORMATION

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	1Q23	1Q22	Δ% YoY
EBITDA	4,942	4,511	9.6
Leases Depreciation (IFRS 16)	(824)	(739)	11.4
Leases Interest (IFRS 16)	(335)	(291)	15.2
EBITDA After Leases (EBITDA AL)	**3,784**	**3,481**	**8.7**
EBITDA AL / Net Revenue Margin	*29.7%*	*30.7%*	*(0.9) p.p.*
CAPEX ex-IFRS 16	1,686	1,880	(10.3)
Operating Cash Flow (EBITDA AL - Capex)	**2,097**	**1,601**	**31.0**
OCF EBITDA AL / Net Revenue Margin	*16.5%*	*14.1%*	*2.4 p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	1Q23	1Q22	Δ% YoY
Depreciation and Amortization	**(3,260)**	**(3,074)**	**6.1**
Depreciation	(1,513)	(1,536)	(1.5)
Leases Depreciation (IFRS 16)	(824)	(739)	11.4
Amortization	(685)	(610)	12.4
PPA[1] Depreciation/Amortization	(239)	(190)	26.1

[1] Purchase Price Allocation.

Telefónica | vivo

CONFERENCE CALL

Date:

May 10, 2023
(Wednesday)

Time:

10h00 (Brasília time) /
09h00 (New York time)

Connection:

Zoom link:

Click here

A replay of the conference call will be available **after the end of the event, in our website**

TELEFÔNICA BRASIL
INVESTOR RELATIONS

Christian Gebara
David Melcon
João Pedro Soares Carneiro
Gabriel Menezes
Tatiana Anicet
Carolina Dias

Av. Eng. Luis Carlos Berrini, 1376 – 17º Andar – Cidade Monções – SP – 04571-000
E-mail: ir.br@telefonica.com
Information available on the website: ri.telefonica.com.br

VIVT
B3 LISTED

VIV
LISTED
NYSE

ISE B3

ICO2 B3